SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 000-31207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

Bank Mutual Corporation

401(k) Plan

Milwaukee, Wisconsin

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2002 and 2001

Bank Mutual Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Independent Auditor’s Report

Board of Trustees

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

June 3, 2003

Green Bay, Wisconsin

Bank Mutual Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	Restated 2001

Assets
Investments	$18,186,536	$16,002,412
Receivable—Employer contribution	0	401,121

Net assets available for benefits	$18,186,536	$16,403,533

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	Restated 2001
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,193,926	$392,887
Interest and dividends	220,173	116,579

Total investment income	1,414,099	509,466

Contributions:
Participant	1,249,858	591,988
Employer	159,764	482,243
Rollover	78,397	0

Total contributions	1,488,019	1,074,231

Transfer from other plan	0	11,469,748

Total additions	2,902,118	13,053,445

Deductions from net assets attributed to:
Benefits paid to participants	1,114,796	285,001
Investment advisory fees	4,319	0

Total deductions	1,119,115	285,001

Net additions	1,783,003	12,768,444
Net assets available for benefits at beginning	16,403,533	3,635,089

Net assets available for benefits at end	$18,186,536	$16,403,533

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan

Notes toFinancial Statements

NOTE 1	PLAN DESCRIPTION

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, earn 1,000 hours of service, and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Employee Contributions

Participants may elect to contribute up to the maximum contribution allowable under IRS Code Sections 401(k), 404, and 415. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant.

Employer Contributions

The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2002. In 2001, an additional contribution of 6.75% of qualified participants’ annual cash compensation was made to participants of the First Northern Savings Bank 401(k) Savings Plan. The assets of the First Northern Savings Bank 401(k) Savings Plan were transferred to the Plan at the end of 2001.

Bank Mutual Corporation 401(k) Plan

Notes toFinancial Statements

NOTE 1	PLAN DESCRIPTION (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant directed. The Plan allows participants to select from a variety of mutual funds with a mix of common stocks and bonds. The Plan also allows participants to invest in common stock of the Corporation and Bank certificates of deposit.

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings (based on participant’s investment election and account balance).

Vesting

All employee contributions are 100% vested immediately. Employer contributions made after December 31, 2001, are also 100% vested immediately. Employer contributions made prior to January 1, 2002, continue to vest under the vesting schedules in place prior to the plan merger described in Note 7. Under the predecessor plans, Mutual Savings Bank’s employer contributions were 100% vested immediately and First Northern Savings Bank’s contributions vested at 25% after two years of service, 50% after three years of service, and 100% after four years of service.

Expenses of the Plan

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees are paid by the Plan.

Payment of Benefits

Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

Plan Termination

The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Bank Mutual Corporation 401(k) Plan

Notes toFinancial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accounting records of Bank Mutual Corporation 401(k) Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Investment Valuation

Investments are stated at fair value. Investments in certificates of deposit are stated at cost, which approximates fair value. Mutual funds are carried at current value, which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

NOTE 3	PRIOR PERIOD ADJUSTMENT—CORRECTION OF AN ERROR

The accompanying financial statements for 2001 have been restated to correct an error in accounting for the transfer of net assets of First Northern Savings Bank 401(k) Savings Plan. The transfer was consummated on December 31, 2001; however, the 2001 financial statements were originally prepared as if the transfer took place in January 2002. The effect of the restatement was to recognize an increase in net assets available for benefits as discussed in Note 7. Investments and transfers from other plans at December 31, 2001, have been adjusted for the effects of the restatement on prior years.

Bank Mutual Corporation 401(k) Plan

Notes toFinancial Statements

NOTE 4	INVESTMENTS

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2002		2001
	Asset Fair Value	Percent of Net Assets	Asset Fair Value	Percent of Net Assets

Bank Mutual Certificate of Deposit	$1,046,435	5.8	$749,758	4.6
AIM Mid Cap Core Equity Fund	932,448	5.1	0	0.0
Dreyfus Appreciation Fund	1,688,816	9.3	309,560	1.9
Strong Small Cap Value Fund	1,650,370	9.1	0	0.0
Large Company Growth Fund	1,085,659	6.0	0	0.0
Bank Mutual Corporation
Common Stock	7,908,401	43.5	1,966,567	12.0

During 2002 and 2001, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2002	2001

Mutual funds	($1,400,904)	($363,111)
Bank Mutual Corporation common stock	2,594,830	755,998

Net appreciation	$1,193,926	$392,887

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

NOTE 5	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan had the following transactions with Bank Mutual Corporation:

	2002	2001

Purchases of stock:
Number of shares	7,600	14,722
Value of shares on transaction dates	$155,218	$199,148
Sales of stock:
Number of shares	5,000	13,251
Value of shares on transaction dates	$95,307	$197,274

At December 31, 2002 and 2001, the Plan held 341,911 shares and 339,311 shares, respectively, of Bank Mutual Corporation common stock.

NOTE 6	TAX-EXEMPT STATUS OF PLAN

On September 9, 1994, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

NOTE 7	TRANSFER FROM OTHER PLAN

On December 31, 2001, First Northern Savings Bank 401(k) Savings Plan was merged with Mutual Savings Bank Savings and Investment Plan, and the legal name for the Plan was changed to Bank Mutual Corporation 401(k) Plan. Assets totaling $11,469,748 were transferred into the Plan as part of the merger.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan

Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Bank Mutual*	4.43%, due February 28, 2005—Certificate of deposit	$N/R	$ 1,046,435

Wells Fargo*	43,288.120 shares—Cash Investment Fund	N/R	43,288
	93,060.510 shares—Short-term Investment Fund	N/R	93,061
	24,001.278 shares—Stable Return Fund	N/R	819,092
	19,549.476 shares—Diversified Bond Fund	N/R	509,460
	5,704.921 shares—ABN AMRO Chicago Capital Growth Fund	N/R	103,088
	44,024.915 shares—AIM Mid Cap Core Equity Fund	N/R	932,448
	39,680.255 shares—American Century Equity Income Fund	N/R	259,112
	53,989.944 shares—Dreyfus Appreciation Fund	N/R	1,688,816
	17,032.857 shares—Dreyfus Premier International Value Fund	N/R	206,209
	11,574.041 shares—Managers Special Equity Fund	N/R	637,498
	29,002.376 shares—MFS Value Fund	N/R	479,119
	30,402.083 shares—Strong Small Cap Value Fund	N/R	1,650,370
	86,645.498 shares—Large Company Growth Fund	N/R	1,085,659
	1,421.993 shares—Outlook 2010 Fund	N/R	15,016
	2,636.090 shares—Outlook 2020 Fund	N/R	28,417
	54,394.430 shares—Outlook 2030 Fund	N/R	594,531
	1,059.031 shares—Outlook 2040 Fund	N/R	11,851

Total Wells Fargo			9,157,035

Bank Mutual Corporation*	341,911 shares—Common stock	N/R	7,908,401

Participant Loans	5.25% to 10.35% notes maturing over the next five years	N/R	74,665

	Total assets (held at end of year)		$18,186,536

*Party-in-interest

N/R—Cost information is not required for participant-directed investments.

See Independent Auditor’s Report.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION 401(K) PLAN

/S/ MICHAEL T. CROWLEY, JR.
Michael T. Crowley, Jr., Trustee

/S/ EUGENE H. MAURER
Eugene H. Maurer, Trustee

/S/ MICHAEL D. MEEUWSEN
Michael D. Meeuwsen, Trustee

/S/ RICK B. COLBERG
Rick B. Colberg, Trustee

Date:    June 26, 2003

BANK MUTUAL CORPORATION 401(k) PLAN

EXHIBIT INDEX

TO

FORM 11-K

Exhibit Number	Description	Incorporated Herein by reference to	Filed Herewith

23.1	Consent of Wipfli Ullrich Bertelson LLP		X

99.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

99.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X